Exhibit 4.2

CONTRACT OF EMPLOYMENT

THIS AGREEMENT is made on the 7th day of October Two Thousand and Eight

B E T W E E N

(1)	Unilever NV (Commercial Register No. 24051830) whose registered office is at Rotterdam (“NV”) and Unilever PLC (registered in England No. 41424) whose registered office is at Port Sunlight, Wirral, Merseyside, CH62 4ZD (“PLC”) (together the “Company”) and

(2)	Paul Polman of 31 Av de L’Ermitage, 1224 Chene Bougeries, Geneva, Switzerland (the “Executive”)

1.	Definitions and interpretation

1.1	Throughout this document, the following definitions shall apply:

“Board” means the board of directors of NV and PLC;

“Commencement Date” means; 1st October 2008

“Company” means together Unilever N.V. and Unilever PLC

“Confidential Information” means information (whether or not reduced to writing) in respect of the business, affairs and financing of the Company or any member of the Unilever Group, its or their suppliers, agents, distributors or customers, including but not limited to information relating to trade secrets or secret information, research, technical know-how, products, designs, pricing, marketing, business and financial plans, acquisition plans, clients and customers, stored or kept in any format including but not limited to software, diskettes including but not limited to copy-rightable material and/or documents, books, notes, tapes, instruments and property of any kind (either tangible or intangible);

“CLO” means the General Counsel and Chief Legal Officer of the Unilever Group.

“Intellectual Property Rights” means patents, copyright and related or neighbouring rights, trade marks and services marks, rights in goodwill or to sue for passing off, rights in designs, rights in computer software, database rights, topography rights, rights in Confidential Information (including know-how and trade secrets) and any other intellectual property rights (including, without limitation, rights in get-up and rights to Inventions, trade or business names or signs and domain names) in each case whether registered or unregistered and including all applications (or rights to apply) for, and renewals or extensions of, such rights and all similar or equivalent rights or forms of protection which may now or in the future subsist in any part of the world;

“Inventions” means inventions, ideas and improvements, whether or not patentable, and whether or not recorded in any medium;

“Group Secretary” means the Secretary of NV and PLC;

“Remuneration Committee” means the remuneration committee of the Board;

“Termination Date” means the date on which the Executive’s employment terminates, as referred to in Clause 6;

“Unilever Executive” means the principal Executive Committee of the Board under the chairmanship of the Group Chief Executive;

“Unilever Group” means PLC, NV and any company in which either or both together directly or indirectly owns or controls the voting rights attaching to not less than 50% of the issued share capital, or controls directly or indirectly the appointment of a majority of the board of management, and references to a member of the Unilever Group or a Unilever Group company will be construed accordingly;

2.	Commencement

This Agreement is effective as of the Commencement Date which for the purpose of the UK Employment Rights Act 1996 is the date on which the Executive’s continuous period of employment began.

3.	Duties of the Executive

3.1	The Executive shall be employed as a member of the Unilever Executive as Group Chief Executive and shall carry out all duties (including, if relevant, the duties of a Board director) as may reasonably be assigned to him in whatever location is reasonably required.

3.2	All such duties shall be carried out honestly, faithfully, to the best of the Executive’s ability and at all times in compliance with the Unilever Code of Business Principles.

3.3	Further the Executive shall comply with all rules, regulations and legal requirements relevant to the business of the Unilever Group.

3.4	The Executive shall report to the Board in his capacity as a Director and, when requested by the Board, shall promptly provide (in writing if requested) all information, explanations and assistance relevant to any matters which have an impact on the business and affairs of the Unilever Group or any member thereof.

3.5	The Executive’s normal place of work shall be London or such other place as the Company may from time to time reasonably require. The Executive shall travel to such places as are necessary for the proper discharge of his duties.

4	Remuneration and Benefits

4.1	The remuneration of the Executive will be reviewed annually by the Company and communicated to the Executive in writing and paid in accordance with the Unilever Group’s payroll practice, as amended from time to time.

4.2	The Executive will not be entitled to receive any fees or other remuneration additional to the agreed remuneration by virtue of, or in respect of, any directorships that may be held from time to time of any Unilever Group company.

4.3	Any remuneration arising from a directorship of an organisation outside the Unilever Group shall be treated in accordance with the prevailing Company policy.

4.4	Details of the Executive’s pension entitlement shall be notified to him separately in writing by the Company.

4.5	The Company shall reimburse the Executive, against production of receipts, for all reasonable travelling, hotel, entertainment and other out-of-pocket expenses which he may from time to time incur in the proper execution of his duties hereunder and pursuant to any Company policy in force from time to time.

5.	Working Hours and Holidays

5.1	The Executive shall work such hours as are necessary for the proper performance of his duties and devote the whole of his professional time, attention and abilities to carrying out his duties hereunder.

5.2	The Executive shall be entitled to thirty working days holiday in each calendar year (in addition to Public Holidays applicable in the Executive’s normal place of work) to be taken at times mutually agreed between the Executive and the Chairman.

6.	Termination

The Executive’s employment shall continue unless and until it is terminated:

•	by the Company giving the Executive twelve months’ prior written notice; or

•	by the Executive giving the Company six months’ prior written notice; or

•	by the Executive giving six months prior written notice to terminate his employment with NV which shall automatically constitute the same notice of termination by the Executive of his employment with PLC; or

•	at any time in accordance with clauses 7 or 8.

7.	Severance Payments

7.1	In the event of termination of the employment of the Executive by the Company for any reason other than a reason pursuant to Clause 8, the Company may, instead of requiring the Executive to work during the period of notice, elect to make a severance payment to the Executive, in which case the Executive’s employment will immediately terminate and such date shall be the date of termination for the purposes of this Agreement. If the Company so elects, the Executive shall be entitled to the payments and benefits referred to in Clauses 7.2 to 7.4.

7.2	In such circumstances, the Executive shall, subject as provided in Clause 7.5 be entitled to receive a severance payment which shall be the aggregate of:-

•	a sum equal to the basic salary together with a sum equal to the benefits in kind payable by the Company to the Executive for the period for which this Agreement would otherwise have continued;

•	the amount of the variable pay award estimated by the Company to be payable to the Executive in respect of the financial year in which the notice is served, pro rated to the date of termination

7.3	By this means, if the Company elects to operate Clause 7.1, termination may be effected by a payment of basic salary and benefits in lieu of notice for the period of notice or a combination of notice period followed by such a payment in lieu of the remaining notice period. Bonus and other share based awards shall be made pro rated to the date of termination.

7.4	Further, in these circumstances, the Company will ensure that the Executive shall be credited with twelve months service for the purposes of the pension scheme referred to in the notification to be made under Clause 4.4 – such twelve month period to run from the date of serving of notice of termination.

7.5	The Executive will if requested sign a general release of all and any claims (contractual and statutory) in a form satisfactory to the Company in exchange for any payment under this Clause 7.

8.	Summary Termination

8.1	The Company may terminate the Executive’s employment forthwith, without notice or compensation, in any circumstances where the Executive:

•	shall become incapacitated from any cause whatsoever from performing his duties hereunder for at least twelve months (provided that termination of employment will not deprive the Executive of benefits under any permanent health insurance scheme provided by the Company); or

•	if being a director of the Company, shall be or become prohibited by law from being a director in either the UK or the Netherlands; or

•	is convicted of any criminal offence which prevents him from fulfilling his duties hereunder: or

•	shall fail to perform his duties competently or is guilty of any serious or persistent neglect in the discharge of duties, or commits any wilful, serious or persistent breach of any codes of conduct, policies and procedures issued by the Company; or

•	becomes bankrupt or makes any composition or enters into any deed of arrangement with creditors;

8.2	Any delay by the Company in exercising the right to terminate summarily under the clauses set out above shall not constitute a waiver of that right. The Executive shall have no claim for compensation in respect of such termination.

9.	Following Termination

9.1	Following the termination of employment, for whatever reason or by whatever means, the Executive shall not represent, either expressly or impliedly, to any person, firm or company that he is authorised to act on behalf of any member of the Unilever Group, nor represent himself as being connected in any way with any member of the Unilever Group.

9.2	Upon termination of employment, the Executive shall tender his resignation with immediate effect from any directorship that he may then be holding in any member of the Unilever Group without any right to any claim whether for compensation or otherwise.

In the event that the Executive fails to tender his resignation as aforesaid, and without prejudice to the Company’s and/or the Unilever Group’s rights and remedies under law and in equity, the Executive will automatically be deemed to have tendered such resignation with immediate effect and the Group Secretary and the CLO are hereby irrevocably, and severally, authorised by the Executive, in the Executive’s name and on his behalf to sign documents (including but not limited to letters of resignation) for the purpose of bringing such deemed resignation into immediate effect.

10.	Confidential Information

10.1	The Executive shall not (except in the proper course of his duties) at any time during the course of employment or any time thereafter, without the prior written consent of the Company or the Unilever Group, use or disclose directly or indirectly any Confidential Information to any person for any reason other than for the proper conduct of the Company’s business whilst in the course of their employment, except as required by law (provided that the Executive shall at the Company’s expense resist any alleged requirement if the Company properly asks him to do so).

10.2	All Confidential Information that the Executive has received or made (alone or with others) during employment with the Company or any other member of the Unilever Group is the property of the Company or the Unilever Group and the Executive shall promptly, whenever requested by the Company and in any event upon the termination of his employment for whatever reason, return such Confidential Information to the Company and the Executive shall not be entitled to and shall not retain any copies thereof. Title and copyright therein shall vest in the Company.

10.3	The Executive shall not during the continuance of employment or for 12 months thereafter without the Company’s prior written consent, publish or cause to be published any opinion, fact or material relating to or connected with the business of the Company or any member of the Unilever Group or its or their suppliers, customers or partners (whether confidential or not) without first obtaining the consent of the Board. This restriction shall not apply where the information has already come into the public domain other than through unauthorised disclosure by the Executive.

11.	Executive’s Covenants

11.1	The Executive shall not, without the prior written consent of the Company, be or become directly or indirectly engaged or concerned or interested in any other business, trade, profession or occupation or undertake any work for any other person, firm or company whether paid or unpaid during his employment hereunder. However nothing herein shall prevent the Executive from holding, or otherwise having an interest in, any shares or other securities of any company for investment purposes only, unless that holding is a significant one in a company that is a material competitor of any member of the Unilever Group.

11.2	The Executive shall not, for the period of six months following the Termination Date, work for or be engaged by, or otherwise be involved with, any material competitors, suppliers, customers or partners of the Company or of any member of the Unilever Group, without the prior written consent of the Company, which consent will not be unreasonably withheld.

12.	Intellectual Property

12.1	The Executive shall notify the Company of the existence of all Inventions and of all works embodying Intellectual Property Rights made wholly or partially by him at any time during the course of his employment with the Company and, at the Company’s request, shall provide full written details thereof. The Executive acknowledges that all Intellectual Property Rights subsisting (or which may in the future subsist) in all such Inventions and works shall automatically, on creation, vest in either NV or PLC absolutely. To the extent that they do not vest automatically, the Executive holds them on trust for either NV or PLC and shall, at the request and expense of the Company, (during the course of his employment or thereafter) assign them to the either NV or PLC their nominee. The Executive agrees promptly to execute all documents and do all acts as may, in the opinion of either NV or PLC, be necessary or desirable to give effect to this clause 12.1 and/or to effect all relevant registration(s) and protections.

12.2	The Executive hereby irrevocably waives all moral rights under the Copyright, Designs and Patents Act 1988 (and all similar rights in other jurisdictions) which he has or will have in any existing or future works.

12.3	The Executive hereby irrevocably appoints the Company to execute and do any such instrument or thing and generally to use his name for the purpose of giving the Company or its nominee the benefit of this clause.

13.	Disciplinary and Grievance Procedures

Other than as set out in this Agreement, there are no explicit disciplinary rules in force in relation to the Executive who is expected at all times to conduct himself in a manner consistent with his senior status. There is no formal grievance procedure but in the event of any grievance, the Executive may raise the matter with the Chairman or the Board, as may be appropriate.

14.	Directorship/Indemnity

14.1	Subject and without prejudice to the Company’s rights under Clause 8 of this Agreement, if the Executive is a director of the Company, the Company’s failure to nominate the Executive for re-election to the office of director of the Company, the removal of the Executive from the office of director of the Company or failure of the shareholders in general meeting to re-elect the Executive as a director of the Company, unless otherwise agreed in writing by the Executive, shall be deemed notice of termination by the Company under the provisions of Clause 6. In accordance with the Articles of Association, where an Executive is disqualified or removed as a director of PLC he will be deemed to have been removed as a director of NV with immediate effect.

14.2	If a director of the Company, details of indemnity protection shall be notified to the Executive separately in writing by the Company.

15.	Garden Leave

15.1	Once notice is given under clause 6, the Company shall be under no obligation to vest in or assign to the Executive any powers or duties or to provide any work for the Executive, and the Company may at any time or from time to time during any period of notice (whether given by the Company or the Executive) require that the Executive does not attend at any premises of the Company.

15.2	Salary and benefits will not cease to be payable by reason of such requirement and the Executive shall continue to be bound by the provisions of this Agreement and must continue at all times to conduct himself with good faith towards the Company and not do anything that is harmful to the Company.

16	Suspension

In circumstances where the Company believes there is a reasonable suspicion of breach of this Agreement, in order that the circumstances giving rise to that belief may be investigated, the Company may suspend the Executive from the performance of his duties. Salary and benefits will not cease to be payable by reason of such suspension and the Executive shall continue to be bound by the provisions of this Agreement and must continue at all times to conduct himself with good faith towards the Company and not do anything that is harmful to the Company.

17.	Miscellaneous

17.1	If the Executive is at any time granted options or rights pursuant to any share option or share incentive scheme of the Company or any other member of the Unilever Group, those options or rights shall be subject to the rules of that scheme as in force from time to time which rules shall not form part of the Executive’s service contract. In particular, if the Executive’s employment should terminate for any reason (including as a result of a repudiatory breach of contract by the Company) his rights will be governed entirely by the terms of that scheme and he will not be entitled to any further or other compensation for any loss of any right or benefit or prospective right or benefit under any such scheme which he may have enjoyed, whether such compensation is claimed by way of damages for wrongful dismissal or other breach of contract or by way of compensation for loss of office or otherwise.

17.2	The Executive consents to the Company or any member of the Unilever Group holding and processing both electronically and manually the data it collects which relates to the Executive for the purposes of the administration and management of its employees and its business and for compliance with applicable procedures, laws and regulations. The Executive also consents to the transfer of such personal information to other offices the Company may have or to any member of the Unilever Group or to other third parties whether or not outside the European Economic Area for administration purposes in connection with the Executive’s employment where it is necessary or desirable for the Company to do so.

17.3	If any clause, or identifiable part of any clause, of this Agreement is held to be invalid or unenforceable by any court of competent jurisdiction, then this shall not affect the validity or enforceability of the remaining clauses or identifiable parts of such.

17.4	No modification, variation or amendment to this Agreement shall be effective unless it is in writing and has been signed by, or on behalf of, the parties.

18.	Status of these terms and conditions

This Agreement is supplemental to the letter dated 29th August 2008 setting out the Executive’s reward package and the pensions notification but otherwise it supersedes and replaces all agreements or arrangements whether written, oral or implied between the Company or any member of the Unilever Group and the Executive relating to the employment of the Executive or the termination of that employment and the Executive acknowledges and warrants that he is not entering into this Agreement in reliance on any representation not expressly set out herein and shall have no remedy in relation to any such representation.

19.	Notices

19.1	Any notice, or other communication which is required to be served by the Company under these terms and conditions, shall be signed by the CLO, and/or the Group Secretary if the Executive is a director of the Company, and addressed to the Executive at the appropriate business address.

19.2	Any notice or other communication which is required to be served by the Executive on the Company, will require the signature of the Executive and be addressed to either the CLO or the Group Secretary at their office.

20.	Governing Law

All communications, agreements and contracts pertaining to the Executive’s employment with the Company (including, without limitation, this Agreement will be governed by and construed in accordance with the laws of England and Wales and each of the parties hereby irrevocably agrees for the exclusive benefit of the Company and the Unilever Group that the Courts of England are to have jurisdiction to settle any disputes which may arise out of or in connection with those documents, this Agreement or the Executive’s employment with the Company.

Signed for and on behalf of the Company:	Acceptance of these Terms and Conditions by the Executive:

Sgd/S G Williams, Authorised Signatory	Sgd/P G J M Polman
Sgd/S H M A Dumoulin, Authorised
Signatory

Service Agreement

THIS AGREEMENT is entered into as a DEED on the 16th day of December Two Thousand and Fifteen

B E T W E E N

Unilever NV (Commercial Register No. 24051830) whose registered office is at Rotterdam (“NV”) and Unilever PLC (registered in England No. 41424) whose registered office is at Port Sunlight, Wirral, Merseyside, CH62 4ZD (“PLC”) (each, a “Company” and, together, the “Companies”)

and

Graeme Pitkethly of c/o Unilever PLC, 100 Victoria Embankment, Blackfriars, London EC4Y 0DY (the “Executive”)

1	Background

(A)	The Executive is currently an employee of the Companies.

(B)	The Companies and the Executive have agreed that the Executive will serve the Companies and the Unilever Leadership Executive in the capacity of Chief Financial Officer.

(C)	The Companies and the Executive intend that the Executive will be appointed as a Director to the Board of each of the Companies at the next Annual General Meeting.

(D)	Upon appointment to the Board of NV, the Executive shall automatically cease to be an employee of NV.

(E)	The Companies and the Executive have agreed to enter into this Agreement as a Deed to record the terms on which the Executive will serve the Companies in his role from the date of this Agreement.

2	Definitions and Interpretation

2.1	Throughout this document, the following definitions shall apply:

“Applicable Law” means, in relation to PLC, the laws of England and Wales and, in relation to NV, the laws of the Netherlands;

“Board” means the board of directors of NV and the board of directors of PLC, or either of them as the context requires;

“Commencement Date” means 1st October 2015;

“Companies” means together NV and PLC and “Company” means either of them, as the context requires;

“Confidential Information” means information (whether or not reduced to writing) in respect of the business, affairs and financing of the Companies or any member of the Unilever Group, its or their suppliers, agents, distributors or customers, including but not limited to information relating to trade secrets or secret information, research, technical know-how, products, designs, pricing, marketing, business and financial plans, acquisition plans, clients and customers, stored or kept in any format including but not limited to software, diskettes including but not limited to copy-rightable material and/or documents, books, notes, tapes, instruments and property of any kind (either tangible or intangible);

“Director” means a statutory director appointed pursuant to the constitutional documents of a company and in accordance with Applicable Law;

“Intellectual Property Rights” means patents, copyright and related or neighbouring rights, trade marks and services marks, rights in goodwill or to sue for passing off, rights in designs, rights in computer software, database rights, topography rights, rights in Confidential Information (including know-how and trade secrets) and any other intellectual property rights (including, without limitation, rights in get-up and rights to Inventions, trade or business names or signs and domain names) in each case whether registered or unregistered and including all applications (or rights to apply) for, and renewals or extensions of, such rights and all similar or equivalent rights or forms of protection which may now or in the future subsist in any part of the world;

“Inventions” means inventions, ideas and improvements, whether or not patentable, and whether or not recorded in any medium;

“Group Secretary” means the Secretary of NV and PLC;

“Compensation Committee” means the Compensation Committee of the Board;

“Termination Date” means the date on which the Executive’s employment terminates, as referred to in Clause 8;

“Unilever Leadership Executive” means the executive team under the chairmanship of the Chief Executive Officer; and

“Unilever Group” means PLC, NV and any company in which either or both together directly or indirectly owns or controls the voting rights attaching to not less than 50% of the issued share capital, or controls directly or indirectly the appointment of a majority of the board of management, and references to a member of the Unilever Group or a Unilever Group company will be construed accordingly.

3	Commencement

This Agreement is effective as of the Commencement Date. For the purpose of the UK Employment Rights Act 1996, the Executive’s continuous period of employment began on 18 November 2002.

4	Appointment and service as a Director

4.1	It is the intention of the parties that the Executive will be appointed and will agree to act as a Director of each of the Companies with effect from the next Annual General Meeting of each of the Companies.

4.2	Upon appointment as a Director of each of the Companies, the Executive acknowledges and agrees that:

4.2.1	his duties shall include those of the duties set out in Clause 5.1 applicable to a Director of a company listed in the United Kingdom or the Netherlands (as relevant);

4.2.2	his appointment and continued service as a Director, as a member of the Board and the Unilever Leadership Executive will be subject to the Articles of Association (and other constitutional documents) and the statutory and corporate governance requirements applicable to each of the Companies respectively.

4.3	The Executive further acknowledges that, in the case of NV only, under Applicable Law it is not permitted for the Executive to remain an employee of NV following his appointment as a Director of NV. Accordingly, the Executive agrees that immediately upon such appointment he will automatically cease to be an employee of NV, but NV will continue to be a party to this Agreement and shall retain the rights and powers ascribed to it pursuant to the terms of this Agreement, which will continue to be exerciseable by NV to the extent permitted by Applicable Law, and may be exercised by PLC (which will continue to be the Executive’s employer) on behalf of, and at the request of NV to the extent that NV is not permitted to exercise such rights and powers under Applicable Law.

4.4	Subject and without prejudice to each of the Companies’ rights under Clause 10 of this Agreement, following his appointment as a Director of either of the Companies, the relevant Company’s failure to nominate the Executive for re-election to the office of director of the relevant Company, the removal of the Executive from the office of director of the relevant Company or failure of the shareholders in general meeting to re-elect the Executive as a director of the relevant Company, unless otherwise agreed in writing by the Executive, shall be deemed notice of termination by the Company under the provisions of Clause 8.

5	Duties of the Executive

5.1	The Executive shall be employed as a member of the Unilever Leadership Executive as Chief Financial Officer and shall carry out all duties (including, if relevant, the duties of a Director from the date of appointment as such) as may reasonably be assigned to him in whatever location is reasonably required. In performing such duties, the Executive acknowledges and agrees that he shall:

5.1.1	devote the whole of his working time, attention and skill to his roles with the Companies;

5.1.2	properly perform his duties and exercise his powers;

5.1.3	carry out his duties honestly, faithfully, to the best of the Executive’s ability and at all times in compliance with the Unilever Code of Business Principles;

5.1.4	comply with all rules, requirements, codes and regulations imposed or recommended from time to time by any industry or regulatory body relevant to his role and to the business of the Unilever Group;

5.1.5	comply with all statutory, fiduciary or common law duties to the Companies and any other company in the Unilever Group of which the Executive is a director;

5.1.6	do such things as are necessary to ensure compliance by himself and the Companies and any company in the Unilever Group with the UK Corporate Governance Code (as amended from time to time) and the Dutch Corporate Governance Code (as amended from time to time) to the extent required by such Codes;

5.1.7	comply with all rules, requirements, recommendations or codes as amended, replaced or introduced from time to time including but not limited to those of the UK Listing Authority (including the Model Code), the Euronext Rule Book and Financial Supervision Act and the New York Stock Exchange Rules;

5.1.8	accept any offices or directorships as reasonably required by the Board;

5.1.9	comply with all rules, policies and regulations issued by each of the Companies whether or not contained in a company handbook including but not limited to the relevant anti-corruption/bribery and compliance policies;

5.1.10	comply with personal shareholding requirements and clawback and malus provisions applicable to variable remuneration as set out in the Executive’s reward letter from time to time;

5.1.11	comply with the directions of the Board;

5.1.12	use his best endeavours to promote the interests and reputation of each of the Companies and every company in the Unilever Group; and

5.1.13	not do anything that would cause him to be disqualified from acting as a director or have a negative impact on his own reputation or the reputation of either of the Companies or any company in the Unilever Group.

5.2	The Executive shall report administratively to the Chief Executive Officer and for all other aspects to the Board and, when requested by the Board, shall promptly provide (in writing if requested) all information, explanations and assistance relevant to any matters which have an impact on the business and affairs of the Unilever Group or any member thereof.

5.3	The Executive’s normal place of work shall be London or such other place as the Company may from time to time reasonably require. The Executive shall travel to such places as are necessary for the proper discharge of his duties.

6	Remuneration and Benefits

6.1	The remuneration of the Executive will be reviewed annually by the Companies (without any obligation to increase remuneration as a result of such review) and communicated to the Executive in writing and paid in accordance with the Unilever Group’s payroll practice, as amended from time to time.

6.2	The Executive will not be entitled to receive any fees or other remuneration additional to the agreed remuneration by virtue of, or in respect of, any directorships that may be held from time to time of any Unilever Group company.

6.3	Any remuneration arising from a directorship of an organisation outside the Unilever Group shall be treated in accordance with the prevailing policy of the Unilever Group.

6.4	The Companies shall reimburse the Executive, against production of receipts, for all reasonable travelling, hotel, entertainment and other out-of-pocket expenses which he may from time to time incur in the proper execution of his duties hereunder and pursuant to any relevant policy in force from time to time.

6.5	Details of indemnity protection available to the Executive in the course of performing his roles shall be notified to the Executive separately in writing by the Companies.

7	Working Hours and Holidays

7.1	The Executive shall work such hours as are necessary for the proper performance of his duties and devote the whole of his professional time, attention and abilities to carrying out his duties hereunder.

7.2	The Executive shall be entitled to thirty working days holiday in each calendar year (in addition to Public Holidays applicable in the Executive’s normal place of work) to be taken at times mutually agreed between the Executive and the Chief Executive Officer.

7.3	The Executive acknowledges and agrees with the Companies that he is a managing executive and is able to determine the duration of his working time for the purposes of the Working Time Directive and does not therefore fall subject to limits on weekly working hours under Applicable Law.

8	Termination

8.1	The Executive’s service pursuant to the terms of this Agreement shall continue unless and until it is terminated:

8.1.1	by a Company giving the Executive twelve months’ prior written notice; or

8.1.2	by the Executive giving a Company six months’ prior written notice; which shall automatically constitute, in the case given to NV, the same notice of termination by the Executive of his employment with PLC, and in the case given to PLC, the same notice of termination by the Executive with NV or

8.1.3	at any time in accordance with clauses 9 or 10.

8.2	The Executive’s role as a Director shall continue until terminated in accordance with the Articles of Association (and other constitutional documents) of the relevant Company, the provisions of Applicable Law or pursuant to the provisions of this Agreement.

9	Notice Payments

9.1	In the event of termination of the service of the Executive pursuant to this Agreement by the Company for any reason other than a reason pursuant to Clause 10, the Company may, instead of requiring the Executive to work during the period of notice, elect to make a severance payment to the Executive, in which case the Executive’s service pursuant to this Agreement will immediately terminate and such date shall be the date of termination for the purposes of this Agreement. If the Company so elects, the Executive shall be entitled to the payments and benefits referred to in Clauses 9.2 to 9.3. Any payment made by either Company in accordance with this Clause shall be made on behalf of both Companies and shall discharge the liability of both Companies pursuant to this Clause.

9.2	If the Company elects to make a severance payment pursuant to Clause 9.1 then such severance payment shall be the aggregate of:

9.2.1	a sum equal to the basic salary and fixed allowance payable by the Company to the Executive for the period for which this Agreement would otherwise have continued; and

9.2.2	subject to clause 9.4, the amount of any annual bonus award which the Compensation Committee may in its absolute discretion award, such bonus (if any) to be estimated by the Compensation Committee in its absolute discretion taking into account the Executive’s performance to be payable to the Executive in respect of the financial year in which the termination payment is made, pro rated to the date of termination.

9.3	By this means, if the Company elects to operate Clause 9.1, termination may be effected by payment of the severance payment as referred to in Clause 9.2 in lieu of notice for the full period of notice or a combination of the Executive working part of his notice period followed by such a severance payment in lieu of the remaining notice period.

9.4	The Compensation Committee shall have absolute discretion as to whether to grant an annual bonus, and the amount of any annual bonus award for the financial year in which his service pursuant to this Agreement ceases (whether pursuant to Clause 9.1 or at the end of the full notice period), provided always that the Executive is and continues to be in compliance with his confidentiality and other covenants set out in this Agreement. The amount of any such bonus shall be determined by the Compensation Committee taking into account time in employment and performance.

9.5	Upon termination of the services of the Executive provided pursuant to this Agreement, share awards shall be dealt with in accordance with the relevant plan rules, which shall include a condition of ongoing compliance with any covenants applicable to the Executive, and shall be dealt with in compliance with the remuneration policies applicable at the date of termination.

9.6	The Executive will if requested sign a general release of all and any claims (contractual and statutory) in a form satisfactory to the Company in exchange for any payment under this Clause 9.

10	Summary Termination

10.1	Either Company may terminate the Executive’s service pursuant to this Agreement forthwith, without notice or compensation, in any circumstances where the Executive:

10.1.1	shall become incapacitated from any cause whatsoever from performing his duties hereunder for at least twelve months; or

10.1.2	following appointment as a Director of either Company, shall be or become prohibited by law from being a director in either the UK or the Netherlands; or

10.1.3	is convicted of any criminal offence which prevents him from fulfilling his duties hereunder: or

10.1.4	shall fail to perform his duties competently or is guilty of any serious or persistent neglect or serious misconduct in the discharge of duties, or commits any wilful, serious or persistent breach of any codes of conduct, policies and procedures issued by the Company; or

10.1.5	becomes bankrupt or makes any composition or enters into any deed of arrangement with creditors.

10.2	Any delay by the Company in exercising the right to terminate summarily under the clauses set out above shall not constitute a waiver of that right. The Executive shall have no claim for compensation in respect of such termination.

11	Following Termination

11.1	Following the termination of employment, for whatever reason or by whatever means, the Executive shall not represent, either expressly or impliedly, to any person, firm or company that he is authorised to act on behalf of any member of the Unilever Group, nor represent himself as being connected in any way with any member of the Unilever Group.

11.2	Upon termination of employment, the Executive shall tender his resignation with immediate effect from any directorship that he may then be holding in any member of the Unilever Group without any right to any claim whether for compensation or otherwise.

11.3	In the event that the Executive fails to tender his resignation as aforesaid, and without prejudice to either Company’s and/or the Unilever Group’s rights and remedies under law and in equity, the Executive will automatically be deemed to have tendered such resignation with immediate effect and the Group Secretary is hereby irrevocably, and severally, authorised by the Executive, in the Executive’s name and on his behalf to sign documents (including but not limited to letters of resignation) for the purpose of bringing such deemed resignation into immediate effect.

12	Confidential Information

12.1	The Executive shall not (except in the proper course of his duties) at any time during the course of employment or any time thereafter, without the prior written consent of the Company or the Unilever Group, use or disclose directly or indirectly any Confidential Information to any person for any reason other than (i) for the proper conduct of the Unilever Group’s business whilst in the course of providing services pursuant to this Agreement, or (ii) as required by law (provided that the Executive shall at the Company’s expense resist any alleged requirement if the Company properly asks him to do so).

12.2	All Confidential Information that the Executive has received or made (alone or with others) during his employment with, or the provision of services to, the Company or any other member of the Unilever Group is the property of the Company or the Unilever Group and the Executive shall promptly, whenever requested by the Company and in any event upon the termination of his employment for whatever reason, return such Confidential Information to the Company and the Executive shall not be entitled to and shall not retain any copies thereof. Title and copyright therein shall vest in the Company.

12.3	The Executive shall not during the continuance of this Agreement or for 12 months after the Termination Date without the Company’s prior written consent, publish or cause to be published any opinion, fact or material relating to or connected with the business of the Company or any member of the Unilever Group or its or their suppliers, customers or partners (whether confidential or not) without first obtaining the consent of the Board. This restriction shall not apply where the information has already come into the public domain other than through unauthorised disclosure by the Executive.

13	Executive’s Covenants

13.1	The Executive shall not, without the prior written consent of one of the Companies, be or become directly or indirectly engaged or concerned or interested in any other business, trade, profession or occupation or undertake any work for any other person, firm or company whether paid or unpaid during the continuance of the provision of services pursuant to this Agreement. However nothing herein shall prevent the Executive from holding, or otherwise having an interest in, any shares or other securities of any company for investment purposes only, unless that holding is a significant one in a company that is a material competitor of any member of the Unilever Group.

13.2	The Executive will obtain Confidential Information and personal knowledge of and influence over customers, suppliers and employees of the Unilever Group during the course of his service under this Agreement up to the Termination Date (or, if any part of the notice period is served as Garden Leave pursuant to Clause 16, the date on which the Garden Leave period began) (such date being the “Relevant Date”). To protect these and other legitimate interests of the Company, the Executive agrees with the Companies that he will be bound by the following covenants, save where the Companies give their specific consent, for the period of 12 months (less any part of the notice period served as Garden Leave pursuant to Clause 16) following the Termination Date:

13.2.1	he will not be employed in, or carry on for his own account or for any other person, whether directly or indirectly, (or be a director of any company engaged in) any business which is or is about to be in competition with any business of any company in the Unilever Group being carried on by such company at the Relevant Date, provided he was concerned or involved with that business to a material extent at any time during the 12 months prior to the Relevant Date;

13.2.2	he will not (either on his own behalf or for or with any other person), whether directly or indirectly, canvass or solicit in competition with any company in the Unilever Group the custom of any person who at any time during the 12 months prior to the Relevant Date was a customer of, or in the habit of dealing with, the Unilever Group and in respect of whom the Executive had access to Confidential Information or with whose custom or business the Executive was personally concerned or employees reporting directly to him were personally concerned;

13.2.3	he will not (either on his own behalf or for or with any other person, whether directly or indirectly,) deal with or otherwise accept in competition with any company in the Unilever Group the custom of any person who was at any time during the 12 months prior to the Relevant Date a customer of, or in the habit of dealing with, the Unilever Group and in respect of whom the Executive had access to Confidential Information or with whose custom or business the Executive, or an employee reporting directly to the Executive, was personally concerned;

13.2.4	he will not (either on his own behalf or for or with any other person, whether directly or indirectly,) entice or try to entice away from any company in the Unilever Group any person who was at the Termination Date and who had been at any time during the 12 months prior to the Relevant Date an employee or director of any company in the Unilever Group and with whom he had worked closely at any time during that period.

13.3	Each of the paragraphs contained in clause 13.2 constitutes an entirely separate and independent covenant. If any covenant is found to be invalid this will not affect the validity or enforceability of any of the other covenants.

13.4	Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Company or of any other company in the Unilever Group (except to the extent agreed by such company).

13.5	Any benefit given or deemed to be given by the Executive to any Group Company under the terms of clause 13.2 is received and held on trust by the Companies for all companies in the Unilever Group.

14	Intellectual Property

14.1	The Executive shall notify the Company of the existence of all Inventions and of all works embodying Intellectual Property Rights made wholly or partially by him at any time during the course of his service pursuant to this Agreement with the Company and, at the Company’s request, shall provide full written details thereof. The Executive acknowledges that all Intellectual Property Rights subsisting (or which may in the future subsist) in all such Inventions and works shall automatically, on creation, vest in either NV or PLC absolutely. To the extent that they do not vest automatically, the Executive holds them on trust for either NV or PLC and shall, at the request and expense of the Company, (during the course of his employment or thereafter) assign them to the either NV or PLC or their nominee. The Executive agrees promptly to execute all documents and do all acts as may, in the opinion of either NV or PLC, be necessary or desirable to give effect to this clause 14.1 and/or to effect all relevant registration(s) and protections.

14.2	The Executive hereby irrevocably waives all moral rights under the Copyright, Designs and Patents Act 1988 (and all similar rights in other jurisdictions) which he has or will have in any existing or future works.

14.3	The Executive hereby irrevocably appoints each of NV and PLC to execute and do any such instrument or thing and generally to use his name for the purpose of giving the Company or its nominee the benefit of this clause.

15	Disciplinary and Grievance Procedures

15.1	Other than as set out in this Agreement, there are no express disciplinary rules in force in relation to the Executive who is expected at all times to conduct himself in a manner consistent with his senior status. There is no formal grievance procedure but in the event of any grievance, the Executive may raise the matter with the Chairman or the Board, as may be appropriate.

16	Garden Leave

16.1	At any time after notice is given under clause 8, or if the Executive resigns without giving due notice and the Company does not accept his resignation, the Company shall be under no obligation to vest in or assign to the Executive any powers or duties or to provide any work for the Executive, and the Company may at any time or from time to time during any period of notice (whether given by the Company or the Executive) require that the Executive does not:

16.1.1	attend at any premises of the Company;

16.1.2	retain or seek to obtain any access to electronic systems or devices owned or operated by the Company or a company in the Unilever Group;

16.1.3	contact or have any communication with any customer or client of the Company or any other company in the Unilever Group in relation to the business of the Company or the Unilever Group;

16.1.4	contact or have any communication with any employee, officer, director, agent or consultant of the Company or any company in the Unilever Group in relation to the business of the Company or any other Group Company;

16.1.5	remain or become involved in any aspect of the business of the Company or the Unilever Group except as required by the Company; or

16.1.6	be employed in, carry on for his own account or for any other person, (or be a director of any company engaged in) or take any affirmative steps to establish, develop or assist any business which provides, offers or engages in or is about to or intending to provide, offer or engage in any business in competition with the business of the Company or any company in the Unilever Group.

16.2	Salary and fixed allowance will not cease to be payable by reason of such requirement and the Executive shall continue to be bound by the provisions of this Agreement and must continue at all times to conduct himself with good faith towards the Company and the Unilever Group and not do anything that is harmful to the Company or the Unilever Group.

17	Suspension

17.1	In circumstances where the Company believes there is a reasonable suspicion of breach of this Agreement, in order that the circumstances giving rise to that belief may be investigated, the Company may suspend the Executive from the performance of his duties. Salary and fixed allowance will not cease to be payable by reason of such suspension and the Executive shall continue to be bound by the provisions of this Agreement and must continue at all times to conduct himself with good faith towards the Company and not do anything that is harmful to the Company or the Unilever Group.

18	Miscellaneous

18.1	If the Executive is at any time granted options or rights pursuant to any share option or share incentive scheme of the Company or any other member of the Unilever Group, those options or rights shall be subject to the rules of that scheme as in force from time to time which rules shall not form part of the Executive’s service contract. In particular, if the Executive’s employment should terminate for any reason (including as a result of a repudiatory breach of contract by the Company) his rights will be governed entirely by the terms of that scheme and he will not be entitled to any further or other compensation for any loss of any right or benefit or prospective right or benefit under any such scheme which he may have enjoyed, whether such compensation is claimed by way of damages for wrongful dismissal or other breach of contract or by way of compensation for loss of office or otherwise.

18.2

The Executive consents to each Company and any member of the Unilever Group holding and processing both electronically and manually the data it collects which relates to the Executive for the purposes of the administration and management of its employees and its business and for compliance with applicable procedures, laws and regulations. The

Executive also consents to the transfer of such personal information to other offices the Company may have or to any member of the Unilever Group or to other third parties whether or not outside the European Economic Area for administration purposes in connection with the Executive’s employment where it is necessary or desirable for the Company to do so.

18.3	If any clause, or identifiable part of any clause, of this Agreement is held to be invalid or unenforceable by any court of competent jurisdiction, then this shall not affect the validity or enforceability of the remaining clauses or identifiable parts of such.

18.4	No modification, variation or amendment to this Agreement shall be effective unless it is in writing and has been signed by, or on behalf of, the parties.

19	Entire Agreement

This Agreement is supplemental to the letter dated [        ] 2015 setting out the Executive’s reward package but otherwise it supersedes and replaces all agreements or arrangements whether written, oral or implied between the Companies or any member of the Unilever Group and the Executive relating to the service and employment of the Executive or the termination of that service or employment and the Executive acknowledges and warrants that he is not entering into this Agreement in reliance on any representation not expressly set out herein and shall have no remedy in relation to any such representation.

20	Notices

20.1	Any notice, or other communication which is required to be served by the Company under these terms and conditions, shall be signed by the Group Secretary if the Executive is a director of the Company, and addressed to the Executive at the appropriate business address.

20.2	Any notice or other communication which is required to be served by the Executive on either Company, will require the signature of the Executive and be addressed to the Group Secretary at his office address.

21	Governing Law

All communications, agreements and contracts pertaining to the Executive’s employment with the Company (including, without limitation, this Agreement) will be governed by and construed in accordance with the laws of England and Wales and each of the parties hereby irrevocably agrees for the exclusive benefit of the Companies and the Unilever Group that the Courts of England are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with those documents, this Agreement or the Executive’s service or employment with the Companies.

EXECUTED as a DEED on behalf of	/s/ PAUL POLMAN
UNILEVER NV	Director

/s/ TONIA LOVELL
Company Secretary/Director

EXECUTED as a DEED on behalf of	/s/ GRAEME PITKETHLY
UNILEVER PLC	Director

/s/ TONIA LOVELL
Company Secretary/Director

EXECUTED as a DEED by GRAEME PITKETHLY in the presence of:	/s/ GRAEME PITKETHLY

Witness’s signature	/s/ ANDREW FORSYTHE

Witness’s Name	ANDREW FORSYTHE
Witness’s Address

Witness’s Occupation	HR PROFESSIONAL